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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)*

                             THE RIGHT START, INC.
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                   766574107
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)

                 DAVID J. SHLADOVSKY, 1800 AVENUE OF THE STARS
                2ND FLOOR, LOS ANGELES, CA 90067/(310) 556-2721
--------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               SEPTEMBER 5, 1997
--------------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 766574107             SCHEDULE 13D   Page     2    of    11     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          (A) KAIM NON-TRADITIONAL, L.P. - 95-4486379
          (B) RICHARD A. KAYNE           - ###-##-####
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [  ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          (A) IS A CALIFORNIA LIMITED PARTNERSHIP
          (B) IS A U.S. CITIZEN
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    (A) 0
   Shares                      (B) 179,500
 Beneficially          --------------------------------------------------------
  Owned by             (8)     Shared Voting Power
    Each                       (A) 4,291,424
  Reporting                    (B) 4,470,924
 Person With          --------------------------------------------------------
                        (9)    Sole Dispositive Power
                               (A) 0
                               (B) 179,500
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               (A) 4,291,424
                               (B) 4,470,924
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          (A) 4,291,424
          (B) 4,470,924
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          (A) 42.47%
          (B) 44.25%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          (A) IA
          (B) IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  766574107           SCHEDULE 13D   Page     3    of      11   Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          ARBCO ASSOCIATES, L.P. - 95-3214739
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [  ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          CALIFORNIA LIMITED PARTNERSHIP
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    0
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     1,081,651
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   0
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               1,081,651
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          1,081,651
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          10.71%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          PN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  766574107           SCHEDULE 13D   Page     4    of     11    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          OFFENSE GROUP ASSOCIATES, L.P. - 95-4111006
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          CALIFORNIA LIMITED PARTNERSHIP
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    0
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     1,023,158
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   0
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               1,023,158
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          1,023,158
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          10.13%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          PN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  766574107            SCHEDULE 13D   Page     5    of    11     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
          KAYNE, ANDERSON NON-TRADITIONAL INVESTMENTS, L.P. - 95-4198602
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          CALIFORNIA LIMITED PARTNERSHIP
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    0
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     1,481,703
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   0
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               1,481,703
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          1,481,703
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          14.6%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          PN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 5.  Interest in Securities of the Issue

    (a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act:

    (b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

    (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (Sec. 240, 13d-191), whichever is less, by the persons named in response to paragraph (a).

         Instruction. The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) the identity of the person covered by Item 5(c) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

    (d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

    (e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

         Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

  Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Item 7.  Material to Be Filed as Exhibits

     The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(f) (Sec. 240.13d-1(f) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



-------------------------------------     --------------------------------------
               Date                                      Signature


                                  SEE ATTACHED

                                          -------------------------------------
                                                         Name/Title

                                  United States
                       Securities and Exchange Commission

                                  SCHEDULE 13D
                                 AMENDMENT NO. 3

*********************

ITEM 1.  SECURITY AND ISSUER

Common Stock, with $0.01 Par Value.

         The Right Start, Inc.
         5334 Sterling Center Drive
         Westlake Village, CA  91361

ITEM 2.  IDENTITY AND BACKGROUND

a.       KAYNE ANDERSON INVESTMENT MANAGEMENT, INC.

         Kayne Anderson Investment Management, Inc. (KAIM, Inc.), a Nevada corporation, serves as general partner of KAIM Non-Traditional, L.P. (KAIM N-T, LP), a California limited partnership. KAIM N-T, LP is an investment adviser registered under the Investment Advisers Act. It serves as general partner of and investment adviser to four investment funds named Arbco Associates, L.P., Kayne, Anderson Non-Traditional Investments, L.P., Offense Group Associates, L.P. and Opportunity Associates, L.P., each a California limited partnership. KAIM N-T, LP also serves as investment adviser to other clients, including Kayne, Anderson Offshore Limited, a British Virgin Islands corporation. The principal business address of KAIM, Inc., KAIM N-T, LP and the four investment limited partnerships is 1800 Avenue of the Stars, 2nd Floor, Los Angeles, California 90067.

         During the past five years, none of KAIM, Inc., KAIM N-T, LP, or the four investment limited partnerships has been convicted in a criminal proceeding nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

b.       RICHARD A. KAYNE

         Mr. Kayne, a U.S. citizen, is President, Chief Executive Officer and Director of KAIM, Inc. He also serves as Manager of KAIM Traditional, LLC, a California limited liability company (KAIM, LLC), and President and Director of KA Associates, Inc., a Nevada corporation (KA). KAIM, LLC is the general partner (and majority owner) of Kayne, Anderson Investment Management, L.P., a California limited partnership (KAIM,
         LP). KAIM, LP is a registered investment adviser. KA is a registered broker/dealer. The principal business address of KAIM, LLC, KA and KAIM, LP is 1800 Avenue of the Stars, 2nd Floor, Los Angeles, CA 90067.

         Mr. Kayne is the controlling shareholder of KAIM, Inc., KAIM, LLC and KA. He is also the managing general partner of Arbco Associates, L.P.

         During the past five years, none of Mr. Kayne, KAIM, LLC, KA or KAIM, LP has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of any judgments, decrees or final orders from the regulatory bodies.

c. The following persons (in addition to Mr. Kayne) are officers and/or directors of one or more of KAIM, Inc., KAIM, LLC and KAIM, LP. Each such person is a U.S. citizen whose address is 1800 Avenue of the Stars, 2nd Floor, Los Angeles, California 90067. During the past five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body or the subject of

                                    7 of 11
          any judgments, decrees or final orders from the regulatory bodies.

          JOHN E. ANDERSON. Chairman of Topa Equities, Ltd., a diversified investment company located at 1800 Avenue of the Stars, Suite 1400, Los Angeles, California 90067. Mr. Anderson is also Director of KAIM, Inc. and KA.

          WILLIAM T. MILLER. Chief Financial Officer of KAIM, Inc. and KA.

          ALLAN M. RUDNICK. Manager of KAIM, LLC

          HOWARD M. ZELIKOW. Vice President and Director of KAIM, Inc.

          ROBERT V. SINNOTT. Vice President of KAIM, Inc.

          JERRY R. WELCH. Vice President of KAIM, Inc.

          DAVID J. SHLADOVSKY. General Counsel and Secretary of KAIM, Inc. and
          KA.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Investment partnership funds were derived by a combination of cash contributions to the partnerships by the limited partners and, additionally, from the use of margin by certain of the partnerships.

ITEM 4.  PURPOSE OF TRANSACTION

The shares of the issuer were purchased for investment purposes. Richard A. Kayne, KAIM N-T, LP, and KAIM, LP, on behalf of themselves and their managed accounts, will consider making further sales or purchases of the shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

a. KAIM N-T, LP and Richard A. Kayne report beneficial ownership of 4,291,424 and 4,470,924 shares, representing 42.47% and 44.25% of the shares outstanding, respectively.

b. KAIM N-T, LP and Richard A. Kayne have shared voting and dispositive power over 4,291,424 shares. Richard A. Kayne has sole voting and dispositive power over 179,500 shares.

         The shares over which Mr. Kayne has sole voting and dispositive power are held by him directly or by accounts for which he serves as trustee or custodian. The shares over which Mr. Kayne and KAIM N-T, LP have shared voting and dispositive power are held by accounts for which KAIM N-T, LP serves as investment adviser (and, in some cases, as general partner), including Arbco Associates, L.P., Kayne, Anderson Non-Traditional Investments, L.P. and Offense Group Associates, L.P.


                                    8 of 11

         KAIM N-T, LP disclaims beneficial ownership of the shares reported, except those shares attributable to it by virtue of its general partner interests in certain limited partnerships holding such shares. Mr. Kayne disclaims beneficial ownership of the shares reported, except those shares held by him or attributable to him by virtue of his limited and general partner interests in such limited partnerships and by virtue of his indirect interest in the interest of KAIM N-T, LP in such limited partnerships.

c. All transactions for the reporting parties were effected by KAIM N-T, LP or KAIM Traditional, LLC through KA, as broker. Purchases of the shares were made as follows:

           Date            Type             # of shares                 Price           Where/how transaction effected
           ----            ----             -----------                 -----           ------------------------------
         09/04/97            Buy               800,000                  $2.50           Issuer
         09/05/97            Buy               120,000                  $2.50               "

d.   Not applicable

e.   Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        September 10, 1997
------------------------------------
            Date

/s/    RICHARD A. KAYNE
------------------------------------
       Richard A. Kayne


KAIM NON-TRADITIONAL, L.P.

By:  Kayne Anderson Investment Management, Inc.


     By:   /s/  DAVID J. SHLADOVSKY
        ------------------------------------
        David J. Shladovsky, Secretary


                                    9 of 11

               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)



This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and between the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.


/s/      RICHARD A. KAYNE
---------------------------------------
         Richard A. Kayne


/s/     DAVID J. SHLADOVSKY
----------------------------------------
KAIM Non-Traditional, L.P., by
David J. Shladovsky, Secretary of
Kayne Anderson Investment Management, Inc.,
general partner

                                    10 of 11

          EXHIBIT TO SCHEDULE 13D, AMENDMENT NO. 1 OF FILING CONCERNING
                              THE RIGHT START, INC.


Filing Parties                                          Shares
--------------                                          ------
KAIM Non-Traditional, L.P.

   o  Managed Investment Limited Partnerships         3,901,924

   o  Other Managed Accounts                            389,500

Richard A. Kayne

   o  Direct ownership                                  179,500
                                                      ---------
Total                                                 4,470,924




                                    11 of 11